SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934







                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            X                      Form 40-F
         ---------------------------                  ------------------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No           X
   ---------------------------------           ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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Press Release


                       Polska Telefonia Cyfrowa Announces
                        Changes in the Supervisory Board


Warsaw - October 10, 2002 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of UMTS license, today announced the following change in its Supervisory Board.


Mr. Maciej Raczkiewicz was nominated to the Supervisory board on October 9, 2002. He replaces Mr. Maciej Radziwil, formerly President and CEO of Elektrim S.A., shareholder of PTC.


According to the terms of PTC's shareholder agreement, four board members are nominated by Elektrim Telekomunikacja Sp. z o.o., two by T-Mobile Deutscheland GmbH, two by MediaOne International B. V. (a member of the Deutsche Telekom Group) and a ninth member is independent.


The members of the new Supervisory Board are as follows:

1. Dariusz Oleszczuk - President of the Board (Elektrim Telekomunikacja Sp. z o.o.)

2.   Michael Gunther - Vice President of the Board (MediaOne International B.V.)

3.   Jacek Trela (independent)

4.   Fridbert Gerlach (MediaOne International B.V.)

5.   Gerd Kareth (T-Mobile Deutscheland GmbH)

6.   Michael Picot (Elektrim Telekomunikacja Sp. z o.o.)

7.   Philippe Houdouin (Elektrim Telekomunikacja Sp. z o.o.)

8.   Michael Lawrence (T-Mobile Deutscheland GmbH)

9.   Maciej Raczkiewicz (Elektrim Telekomunikacja Sp. z o.o.)



PTC also informs that following the last year's change of name by the Company's shareholder DeTeMobil Deutsche Telekom MobilNet GmbH to T-Mobile Deutscheland GmbH, PTC has registered this change in the National Court Registry.

Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides a full range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl. pages on the Internet.



                                       ###

For further information please contact:



Malgorzata Zelezinska
IR Manager
Telephone: (+48) 22 413 3275
Mobile: (+48) 602 20 3275
Fax: (+48) 22 413 6235
mzelezinska@era.pl
------------------

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)




By: /s/ Boguslaw Kulakowski
   -------------------------
Boguslaw Kulakowski, Director General




By: /s/ Wilhelm Stueckemann
   -------------------------
Wilhelm Stueckemann, Director of Network Operations




By: /s/ Jonathan Eastick
   ----------------------
Director of Finance




October 10, 2002